Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on or about Form F-4 filed by Statoil ASA on March 20, 2007 and related Prospectus of Statoil ASA for the registration of common shares and to the incorporation by reference therein of our reports dated March 13, 2007, with respect to the consolidated financial statements of Statoil ASA, Statoil ASA management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Statoil ASA, included in its Annual Report (Form 20-F/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young AS
Ernst & Young AS
Norway
March 20, 2007